UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD from                  to

Commission file number 1-3560

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

GLATFELTER 401(K) SAVINGS PLAN FOR HOURLY EMPLOYEES

B.	Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

P. H. Glatfelter Company

96 SOUTH GEORGE STREET, SUITE 520

YORK, PA 17401

GLATFELTER 401(K) SAVINGS PLAN

FOR HOURLY EMPLOYEES

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2014 AND 2013

GLATFELTER 401(K) SAVINGS PLAN FOR HOURLY EMPLOYEES

December 31, 2014 and 2013

Report of Independent Registered Public Accounting Firm

Compensation Committee and Participants

Glatfelter 401(k) Savings Plan for Hourly Employees

We have audited the accompanying statements of net assets available for benefits of the Glatfelter 401(k) Savings Plan for Hourly Employees (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the years ended December 31, 2014 and 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years ended December 31, 2014 and 2013, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Baker Tilly Virchow Krause, LLP

York, Pennsylvania

June 25, 2015

GLATFELTER 401(K) SAVINGS PLAN FOR HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2014	2013
ASSETS
Plan interest in the P. H. Glatfelter 401(k) Savings and Profit Sharing Master Trust - at fair value	$82,574,260	$78,314,174
Notes receivable from participants	2,829,326	2,799,270

Net Assets Available for Benefits	$85,403,586	$81,113,444

See notes to financial statements.

GLATFELTER 401(K) SAVINGS PLAN FOR HOURLY EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2014	2013

INVESTMENT INCOME IN INTEREST IN P.H. GLATFELTER 401(K) SAVINGS AND PROFIT SHARING MASTER TRUST	$4,373,030	$15,558,649

INTEREST ON NOTES RECEIVABLE FROM PARTICIPANTS	121,358	109,007

CONTRIBUTIONS
Participants	5,757,264	5,378,071
Rollovers	37,059	287,604
Employer	1,255,293	1,109,779

Total Contributions	7,049,616	6,775,454

NET TRANSFERS OUT	(332,591)	(104,493)

BENEFITS PAID TO PARTICIPANTS	(6,912,585)	(4,646,181)

ADMINISTRATIVE EXPENSES	(8,686)	(21,832)

NET INCREASE IN NET ASSETS	4,290,142	17,670,604

NET ASSETS AVAILABLE FOR BENEFITS - BEGINNING OF YEAR	81,113,444	63,442,840

NET ASSETS AVAILABLE FOR BENEFITS - END OF YEAR	$85,403,586	$81,113,444

See notes to financial statements.

GLATFELTER 401(K) SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

NOTE 1 - DESCRIPTION OF PLAN

General - The following description of the Glatfelter 401(k) Savings Plan for Hourly Employees (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan, as restated effective November 2012, covers eligible hourly employees of P. H. Glatfelter Company’s Pennsylvania (“PA”) Group and its Ohio Group, each as defined in the Plan (collectively, the “Company”) who have completed the requisite eligibility period as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participation - An employee becomes a participant in the Plan on the first full pay period following the date eligibility requirements are met.

Contributions - Each year, each participant may contribute, through payroll deductions, up to 50% of their compensation as defined in the Plan. In general, participant contributions made by an eligible hourly employee are matched by the Company contributions in an amount equal to 50% of the first 3% of each participant’s payroll deduction contributions. Below are the exceptions to the general policy, which are outlined in the plan document.

Hourly PA Group participants hired on or after January 17, 2011 as a condition of employment, are required to contribute a minimum of 3% of their eligible compensation per pay period for the first five years of employment and are matched 50% by the Company. Additionally, the Company contributes 2.3% of eligible compensation per pay period.

Hourly Ohio Group participants represented by Local 731 or 988 of the USW and hired on or after November 14, 2012, and OH group participants represented by Local 422 of the OPEIU who were hired on or after January 21, 2013, as a condition of employment, are required to contribute a minimum of 3% of their eligible compensation per pay period for the first five years of employment and are matched 50% by the Company. Additionally, the Company contributes 2.3% of eligible compensation per pay period.

Eligible participants may contribute to the Plan a portion of or all of any profit sharing bonus, subject to Internal Revenue Service (“IRS”) mandated maximum contributions, in addition to any payroll reduction savings and Company matching contributions described above.

Participants may allocate contributions among available investment options. All of the Company matching contributions, including the hourly PA and OH Group’s Company contribution of 2.3% are initially invested in the P. H. Glatfelter Stock Fund. Participants may change their investment allocations at any time.

GLATFELTER 401(K) SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

Participant Accounts and Vesting - Participant payroll deduction contributions, rollover contributions, catch-up contributions, and profit sharing deferral contributions are fully vested upon receipt by the Plan. The Company matching and fixed contributions are subject to a graded vesting schedule through which a participant becomes fully vested after attaining five years of service as follows:

Years of Vesting Service	Vesting Percentage
Less than 2 years	0
2 years	25
3 years	50
4 years	75
5 or more years	100

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) the Plan’s earnings, and less an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeitures - Forfeited balances of terminated participants’ non-vested accounts are used to reduce future Company contributions.

Benefits - Upon retirement, disability or death, distributions will be paid as soon as administratively possible in a lump sum or as an annuity. Upon termination of service other than by retirement, disability, or death, a participant will receive a lump sum payment if the total of their vested account balance does not exceed $1,000. If the vested account balance exceeds $1,000, but is less than $5,000, the balance shall be distributed in a direct rollover to an Individual Retirement Account of the Plan Administrator’s choosing, set up in the name of the participant. If the vested account balance exceeds $5,000, the assets may be held until the participant’s normal or early retirement date. However, terminated participants may elect to receive their vested account balance as soon as administratively possible following termination.

In certain instances participants may withdraw amounts for an immediate and heavy hardship that cannot be reasonably met from other sources.

Notes Receivable from Participants - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of the participant’s vested account balance. Notes receivable are secured by the balance in the participant’s account. Interest is payable at rates based on prime rate plus 100 basis points at the time the borrowing is approved. As of December 31, 2014, interest rates ranged from 4.25% to 9.25%. Terms range from one to five years, or up to 15 years if the note receivable is extended for the purchase of a primary residence. Notes receivable are stated at their unpaid principal plus accrued but unpaid interest. At December 31, 2014 and 2013, outstanding notes receivable totaled $2,829,326 and $2,799,270, respectively.

GLATFELTER 401(K) SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

Administrative Costs - Certain administrative costs of the Plan are absorbed by the Company, with certain exceptions. Expenses that are paid by the Company are excluded from these financial statements.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The financial statements of the Plan are presented on the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investments - The Plan’s investments held in the P.H. Glatfelter 401(k) Savings and Profit Sharing Master Trust (the “Master Trust”) are stated at fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes the Master Trust’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits - Benefit payments to participants are recorded when paid.

Investment Fees - Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the fund’s investment earnings activity to the Master Trust and thus are not separately identifiable as an expense.

GLATFELTER 401(K) SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

NOTE 3 - FAIR VALUE MEASUREMENTS

The Plan measures its investments at fair value on a recurring basis in accordance with accounting principles generally accepted in the United States of America. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The framework that the authoritative guidance establishes for measuring fair value includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs used in determining valuations into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1-	Fair value is based on unadjusted quoted prices in active markets that are accessible to the Plan for identical assets. These generally provide the most reliable evidence and are used to measure fair value whenever available.

Level 2-	Fair value is based on significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets or liabilities, quoted market prices in inactive markets for identical or similar assets, and other observable inputs

Level 3-	Fair value is based on significant unobservable inputs. Examples of valuation methodologies that would result in Level 3 classification include option pricing models, discounted cash flows, and other similar techniques.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Plan’s interest in Master Trust: Valued based on the beginning of the year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. Quoted market prices are used to value money market and mutual fund investments in the Master Trust. The unitized stock fund in the Master Trust is valued at the net value of participation units which are generally valued by the trustee based upon quoted market prices on a recognized securities exchange at the last reported price of the last business day of each year of the underlying assets of the unitized fund, which include common stock of the Company and a money market fund.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

GLATFELTER 401(K) SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

NOTE 4 - MASTER TRUST INFORMATION

Investments of the Plan are maintained along with the investments of Glatfelter 401(k) Savings Plan in the Master Trust managed by Fidelity Management Trust Company, the trustee as defined by the plan (“Trustee”).

The Plan’s undivided interest in the net assets of the Master Trust was approximately 46% at December 31, 2014 and 2013.

The following table presents the net assets of the Master Trust as of December 31, 2014 and 2013. Investments that represent 5 percent or more of the Master Trust’s net assets are identified.

	December 31,
	2014	2013
Mutual funds
Fidelity Contrafund K	$32,123,828	$30,795,558
NB Guardian Institutional Fund	23,625,484	23,670,886
Vanguard Small Cap Index Inst	14,930,342	—
Fidelity Freedom K 2020 Fund*	—	12,391,420
Janus Triton I*	—	10,375,637
Fidelity Intermediate Bond Fund*	—	8,634,890
Other	37,590,736	52,006,322
Commingled Pension Trust Funds
JP Morgan Passive Blend 2020	14,794,266	—
JP Morgan Passive Blend 2030	9,228,421	—
Other	15,907,380	—
Money Market Fund
Fidelity Retirement Money Market Fund	9,750,402	12,380,347
Unitized Stock Fund
P. H. Glatfelter Stock Fund	21,101,798	21,159,889

	$179,052,657	$171,414,949

Plan interest in Master Trust	$82,574,260	$78,314,714

*	Investment did not represent 5% or more of the Master Trust’s net assets or was no longer held as of December 31, 2014; rather this investment is shown for comparative purposes.

GLATFELTER 401(K) SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

NOTE 4 - MASTER TRUST INFORMATION (CONTINUED)

Investment income for the Master Trust for the years ended December 31, 2014 and 2013 were as follows:

	December 31,
	2014	2013
Net appreciation (depreciation) in fair value of investments:
P. H. Glatfelter Company Stock Fund	$(1,547,727)	$8,375,101
Mutual and Comingled Funds	3,242,677	19,266,491

Total	1,694,950	27,641,592

Interest and dividends:
P. H. Glatfelter Company Stock Fund	348,386	384,884
Mutual and Comingled Funds	7,506,191	7,378,691

Total	7,854,577	7,763,575

Total Investment Income	$9,549,527	$35,405,167

The following are the changes in net assets for the Master Trust for the year ended December 31, 2014 and 2013:

	December 31,
	2014	2013
Net appreciation (depreciation) in fair value of investments	$1,694,950	$27,641,592
Interest and dividends	7,854,577	7,763,575

Net investment income	9,549,527	35,405,167
Net transfers	(1,903,532)	1,939,748
Administrative expenses	(8,287)	(35,172)

Increase in net assets:	7,637,708	37,309,743
Net assets:
Beginning of year	171,414,949	134,105,206

End of year	$179,052,657	$171,414,949

GLATFELTER 401(K) SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

NOTE 4 - MASTER TRUST INFORMATION (CONTINUED)

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

	2014
		Fair Value Measurement Using:
	Total	Level 1	Level 2	Level 3
Mutual funds:
Growth funds	$63,014,058	$63,014,058	$—	$—
Growth and income funds	29,191,740	29,191,740	—	—
Income funds	9,912,549	9,912,549	—	—
Foreign large blend funds	6,152,043	6,152,043	—	—
Comingled pension funds	39,930,067	—	39,930,067
Money market fund	9,750,402	9,750,402	—	—
Unitized stock fund	21,101,798	21,101,798	—	—

	$179,052,657	$139,122,590	$39,930,067	$—

	2013
		Fair Value Measurement Using:
	Total	Level 1	Level 2	Level 3
Mutual funds:
Growth funds	$75,134,508	$75,134,508	$—	$—
Growth and income funds	12,139,147	12,139,147	—	—
Income funds	11,457,050	11,457,050	—	—
Target funds	32,605,485	32,605,485	—	—
Foreign large blend funds	6,538,523	6,538,523	—	—
Money market fund	12,380,347	12,380,347	—	—
Unitized stock fund	21,159,889	21,159,889	—	—

	$171,414,949	$171,414,949	$—	$—

GLATFELTER 401(K) SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

NOTE 5 - PLAN TERMINATION

While the Company has not expressed any intent to discontinue its contributions or terminate the Plan, it is free to do so at any time in whole or in part.

However, in the event of a complete or partial termination of the Plan, the accounts of all affected participants become fully vested and non-forfeitable. The Trustee would be directed to distribute the assets remaining in the trust fund to or for the exclusive benefit of participants or their beneficiaries in a manner in accordance with ERISA and the terms of the Plan document.

NOTE 6 - TAX STATUS

The Plan obtained its latest determination letter on November 9, 2012, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Plan Administrator and advisors believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan is qualified and the related trust is exempt from taxes as of the financial statement date.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 7 - RELATED PARTY TRANSACTIONS

Certain investments in the Plan’s interest in the Master Trust are shares of investment funds managed by the Trustee. The Plan provides participants the election of an investment in P. H. Glatfelter’s common stock through the P. H. Glatfelter Stock Fund, a unitized company stock fund. As discussed in Note 1, all Company matching contributions are initially invested in the P. H. Glatfelter Stock Fund.

For the years ended December 31, 2014 and 2013, recordkeeper and investment management fees are netted against investment income in the interest in the Statement of Changes in Net Assets Available for Benefits.

GLATFELTER 401(K) SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

NOTE 7 - RELATED PARTY TRANSACTIONS (CONTINUED)

The following table sets forth information related to the Plan’s interest in the P. H. Glatfelter common stock fund held by the Master Trust.

	December 31,
	2014	2013
Units of the P. H. Glatfelter common stock fund	455,839	388,467
Per-unit price	$21.78	$23.15
Equivalent shares of P. H. Glatfelter common stock	379,096	319,247

Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all of the assets of this fund. The value of each participant’s account is determined each business day by the number of units to the participant’s credit, multiplied by the current unit value. The return on the participant’s investment is based on the value of units, which, in turn, is determined by the market price of P. H. Glatfelter common stock and by the interest earned on a percentage of the fund’s market value held in a money market fund. As of December 31, 2014 and 2013, P. H. Glatfelter common stock had a market value of $9,693,483 and $8,823,992, respectively, invested in the unitized company stock fund. A percentage of the total market value of the unitized company stock fund is held in a money market fund to facilitate daily participant trading.

In addition, the Plan issues notes receivable to participants, which are secured by balances in the respective participant accounts.

The above related transactions qualify as party-in-interest transactions. All other transactions which may be considered party-in-interest transactions relate to normal Plan management and administrative services, and the related payment of fees.

NOTE 8 - TRANSFERS

During the Plan years ended December 31, 2014 and 2013, several participants were reclassified between the Glatfelter 401(k) Savings Plan and the Plan. Accordingly, a net decrease of $332,591 and $104,493 is included in the accompanying Statements of Changes in Net Assets Available for Benefits for the Plan years ended December 31, 2014 and 2013, respectively.

NOTE 9 - RISKS AND UNCERTAINTIES

The Master Trust invests in various securities including mutual funds and corporate stocks. Investment securities in general are exposed to various risks; such as interest rates, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and such changes could materially affect the amount reported in the Statement of Net Assets Available for Benefits.

GLATFELTER 401(K) SAVINGS PLAN FOR HOURLY EMPLOYEES

Employer Identification Number: 23-0628360

Plan Number: 007

Schedule H - Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
*	Participant Loans	4.25% - 9.25%	$0	$2,829,326

	Total Investments			$2,829,326

   * Party-in-interest

Pursuant to the requirements of the Securities Exchange Act of 1934, the Board of Directors has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

GLATFELTER 401(K) SAVINGS PLAN FOR HOURLY EMPLOYEES

June 25, 2015	By:	/s/ David C. Elder
David C. Elder
Vice President, Finance

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Baker Tilly Virchow Krause, LLP, Independent Registered Public Accounting Firm